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STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

October 19, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Morningstar Durable Dividend ETF (formerly, VanEck Vectors Morningstar High Dividend ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2018. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	Please update or include all missing or bracketed information (e.g., the ticker symbol, the exchange, dates and the fee table) in the Fund’s registration statement filed under Rule 485(b).

Response 1.	We hereby confirm that all missing or bracketed information will be updated or included in the Fund’s registration statement filed under Rule 485(b).

Comment 2.	In accordance with Staff Legal Bulletin No. 19 and Item 28(i) of Form N-1A, please include a new legal opinion and legal consent with your 485(b) filing.

Response 2.	We hereby confirm that a new legal opinion and legal consent will be included in the Fund’s registration statement filed under Rule 485(b)

Comment 3.	Please file all material contracts, including a copy of the advisory agreement relating to the Fund and the license agreement between Van Eck Associates Corporation (the “Adviser”) and Morningstar, Inc. as an exhibit to the registration statement.

Response 3.	We respectfully acknowledge your comment. With respect to the advisory agreement, the Form of Investment Management Agreement relating to the Fund was previously filed with the SEC as Exhibit (d)(2) to the Trust’s Registration Statement filed on October 6, 2006. With respect to the license agreement, the Adviser has entered into a license agreement with the Fund’s index provider. The Fund is not a party to the license agreement with the index provider. We hereby confirm that the sublicense agreement between the Adviser and the Trust was previously filed with the SEC as Exhibit (h)(3) to the Trust’s Registration Statement filed on April 28, 2006.

  PROSPECTUS

Comment 4.	Please move the following disclosure, which is currently located in the “Expense Example” section, to the “Fund Fees and Expenses” section: “This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.” Please also revise the sentence to indicate that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Expense Example. See Instruction 1(e)(i) to Item 3 of Form N-1A.

Response 4.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Instruction 1(e)(i) to Item 3 of Form N-1A. In particular, we note that this Instruction requests issuers to modify the narrative to state “that investors may pay brokerage commissions on their purchases and sales of Exchange-Traded Fund shares, which are not reflected in the example.”

Comment 5.	Please review the construction rules for the Morningstar® US Dividend Valuation IndexSM (the “Underlying Index”) and revise the current description of the Underlying Index in the “Principal Investment Strategies” section for accuracy and plain English. For example, please clarify that the basic eligibility criteria for inclusion in the Underlying Index requires that all component securities must pay dividends that are qualified income, excluding real estate investment trusts. The Staff notes that more detailed disclosure regarding the Underlying Index may be presented as Item 9 disclosure.

Response 5.	We respectfully acknowledge your comment; however, we believe this disclosure is more appropriate in the “Morningstar® US Dividend Valuation IndexSM” section than as Item 9 disclosure. Therefore, the “Morningstar® US Dividend Valuation IndexSM” section has been revised accordingly. With respect to the “Principal Investment Strategies” section, the disclosure has been revised for plain English.

Comment 6.	Please revise the “Principal Investment Strategies” section to include a discussion of each particular screen that is applicable to the Underlying Index and clarify whether each such screen is independent of each other or sequential.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please describe the “distance to default score” and “star score metric” in plain English in Item 4 or Item 9 disclosure.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	Please disclose in the “Principal Investment Strategies” section when the Underlying Index is rebalanced and reconstituted.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	In the “Principal Investment Strategies” section, please update all statements relating to the Underlying Index as of a more recent date.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	In the second paragraph of the “Principal Investment Strategies” section, please briefly explain the concept of replication. Additionally, please include in Item 9 disclosure that the Fund seeks to track or correlate the performance of the Underlying Index.

Response 10.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. We note that the third paragraph of the “Principal Investment Strategies” section includes a statement that “[T]he Fund, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Index by investing in a portfolio of securities that generally replicates the Index.” With respect to the Staff’s comment regarding Item 9 disclosure, we note that the “Additional Information About the Fund’s Investment Strategies and Risks—Principal Investment Strategies” section states that “[T]he Adviser anticipates that, generally, the Fund will hold or gain exposure to all of the securities that comprise the Index in proportion to their weightings in the Index.”

Comment 11.	In the “Principal Risks of Investing in the Fund” section, please consider including a principal risk factor relating to investments in large-capitalization companies.

Response 11.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We believe that the risks associates with investments in large-capitalization companies are appropriately disclosed under “Equity Securities Risk.”

Comment 12.	In the “Principal Risks of Investing in the Fund” section, please consider including a principal risk factor relating to dividend paying securities risk.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	The Staff notes that, in the “Principal Risks of Investing in the Fund” section, many of the Fund’s principal risk factors are in brackets. Please review the constituents of the Underlying Index as of the most recent date available and please update the risk factors and strategy disclosure accordingly to reflect the appropriate risks and sectors to which both the Underlying Index and the Fund are over weighted.

Response 13.	The disclosure has been revised accordingly.

Comment 14.	Please supplementally explain to the Staff why “High Portfolio Turnover Risk” is listed as a principal risk of investing in the Fund. The Staff notes that the Fund is an index fund that seeks to invest at least 80% of its total assets in the component securities of the Underlying Index and seeks to replicate the Underlying Index. If the Fund decides to retain the risk factor, please include in the “Principal Investment Strategies” section that the Fund may be actively and frequently traded. The Staff further notes that the Underlying Index is only reconstituted and rebalanced semi-annually.

Response 14.	While the Index is reconstituted only semi-annually, it uses several metrics that may result in higher turnover than typical market cap-weighted indices. The “High Portfolio Turnover Risk” disclosure has been revised accordingly. With respect to the “Principal Investment Strategies” section, we respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 15.	In the “Principal Risks of Investing in the Fund” section, please revise the first sentence of “Concentration Risk” to state that the Fund’s assets will be concentrated, given the disclosure in the “Principal Investment Strategies” section that “[t]he Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.” [(Emphasis added)]

Response 15.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 16.	Please supplementally explain why the “Purchase and Sale of Fund Shares” section is appropriately situated in its current location in the Prospectus. Please refer to General Instruction C(3)(c)(iii) of Form N-1A regarding order of Fund disclosure.

Response 16.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 6 of Form N-1A.

Comment 17.	In the “Purchase and Sale of Fund Shares” section, please revise the disclosure to indicate that shares of the Fund may trade at a premium or discount to net asset value. In the alternative, please include such terms in parentheticals after the relevant phrases.

Response 17.	The disclosure has been revised accordingly.

Comment 18.	Please revise the Item 9 disclosure concerning the Fund’s principal investment risks to be more expansive than the summary disclosure contained in Item 4 of N-1A.

Response 18.	We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Risks of Investing in the Fund” disclosure in Item 4 and the “Risks of Investing in the Fund” disclosure in Item 9 is appropriate.

Comment 19.	The Staff notes that the “Additional Investment Strategies – Principal Investment Strategies” section includes the following statement: “[t]he Adviser anticipates that, generally, the Fund will hold or gain exposure to all of the securities that comprise the Index in proportion to their weightings in the Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those weightings.” Please specify the circumstances under which it may not be possible or practicable for the Fund to purchase all of the securities in the Underlying Index in proportion to their weightings in the Underlying Index.

Response 19.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. We note that the “Index Tracking Risk” disclosure discusses certain circumstances under which it may not be possible or practicable for the Fund to purchase all of the securities in the Underlying Index in proportion to their weightings in the Underlying Index.

Comment 20.	The Staff notes that certain risks included as Item 9 disclosure appear identical to the risks included as Item 4 disclosure. Please revise the Item 9 disclosure concerning the Fund’s principal investment risks to be more expansive than the summary disclosure contained in Item 4 of N-1A.

Response 20.	We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Risks of Investing in the Fund” disclosure in Item 4 and the “Risks of Investing in the Fund” disclosure in Item 9 is appropriate.

Comment 21.	Please add a risk title preceding the following risk in the “Additional Information About the Fund’s Investment Strategies and Risks – Risks of Investing in the Fund” section: “The Index Provider may be incorrect in its assessment of the companies selected for inclusion in the Index, and the securities issued by such companies may underperform Morningstar’s expectations and have an adverse effect on the Fund’s overall performance. There can also be no assurance that companies will continue to have a high dividend yield, strong financial health or attractive valuation for any period of time.” Please also add the corresponding risk factor as Item 4 disclosure.

Response 21.	The disclosure has been revised accordingly. With respect to the potential for incorrect assessment by the Index Provider of companies selected for inclusion in the Index, we have included this disclosure as part of the “Equity Securities Risk.” We have added the risk title “Dividend Paying Securities Risk” preceding the disclosure that the companies included in the Index may not continue to have a high dividend yield, strong financial health or attractive valuation.

Comment 22.	Please explain how the inclusion of the following sentence in the “Additional Non-Principal Investment Strategies” section is compliant with the Fund’s exemptive order: “[c]onvertible securities and depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and in managing cash flows, and may count towards compliance with the Fund’s 80% policy.”

Response 22.	We have deleted the reference to convertible securities. The Trust has received relief to treat depositary receipts that represent component securities of the Underlying Index as component securities for purposes of the Fund’s 80% policy. See the application that was noticed in Release No. IC-29455 dated October 1, 2010 and the order granting the relief requested contained in Release No. IC-29490 dated October 26, 2010 (File No. 812-13624).

Comment 23.	The “Additional Information About the Fund’s Investment Strategies and Risks – Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated underlying Funds. Please confirm that the Fund’s investments in other funds do not exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses and does not warrant an acquired fund fees and expenses line item in the fee table.

Response 23.	We hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed more than 0.01% of Total Annual Fund Operating Expenses,

and as such, the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 24.	Please revise the “Additional Information About the Fund’s Investment Strategies and Risks – Lending Portfolio Securities” section to indicate that collateral received in connection with the loan of portfolio securities may only be cash, U.S. government securities and irrevocable standby letters of credit issued by a bank that is not the Fund’s bank lending agent.

Response 24.	The disclosure has been revised accordingly.

Comment 25.	In the “Additional Information About the Fund’s Investment Strategies and Risks – Additional Non-Principal Risks – Risk of Investing in Derivatives” section, please disclose that the Fund will not use derivatives for purposes of meeting the requirement that the Fund invest at least 80% of its total assets in securities that comprise the Fund’s Underlying Index. Please explain in narrative disclosure that derivatives included in the Fund’s 20% basket may only be used to track the Fund’s Underlying Index.

Response 25.	The disclosure has been revised accordingly.

Comment 26.	Please update the assets under management information in the “Management of the Fund – Investment Adviser” section as of a recent date.

Response 26.	The disclosure has been revised accordingly.

Comment 27.	Please update the second paragraph under “Management of the Fund – Investment Adviser” section to provide the missing information in the empty brackets.

Response 27.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 28.	The disclosure in the “Investment Policies and Restrictions – Swaps” section states that the Fund may enter into credit default swap agreements either as a buyer or a seller. Please supplementally confirm to the Staff that the Fund will segregate the full notional amount of the swap to cover any obligations of the credit default swap.

Response 28.	We hereby confirm that the Fund will segregate liquid assets equal to the full notional value of the credit default swaps.

Comment 29.	Please revise fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added)]

Please also include additional narrative disclosure to indicate that the Fund will concentrate its investments to the extent that the Underlying Index is concentrated.

Response 29.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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